UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12 (b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ECOLAB INC.

(Exact name of registrant as specified in its charter)

Delaware	41-0231510
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

370 Wabasha Street North, Saint Paul, Minnesota 55102
(Address of principal executive office and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Preferred Stock Purchase Rights	New York Stock Exchange, Inc. Pacific Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box.   ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                      (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.            Description of Registrant’s Securities to be Registered.

On February 24, 2006, the Board of Directors of Ecolab Inc. (the “Company” or “Registrant”) approved the extension of the benefits afforded by the Company’s existing shareholder rights agreement with Computershare Investor Services, LLC (the “Rights Agent”), which will expire at the close of business (as defined therein) on March 11, 2006 (the “Current Rights Agreement”), by adopting a new shareholder rights agreement with the Rights Agent, dated as of February 24, 2006 (the “New Rights Agreement”). Under the Current Rights Agreement, the close of business on a day that is not a business day is defined to be the close of business on the next succeeding business day. Because March 11, 2006, falls on a Saturday, the Current Rights Agreement will expire at 5:00 p.m. New York City time on March 13, 2006.

In connection with the New Rights Agreement, on February 24, 2006, the Board of Directors of the Registrant declared a dividend distribution of one right (a “Right”) for each outstanding share of the Registrant’s common stock, $1.00 par value per share (the “Common Stock”), to stockholders of record at the close of business on March 13, 2006 (the “Record Date”). The Board of Directors of the Registrant also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights and, in certain circumstances, after the Distribution Date. Except as set forth below and subject to adjustment as provided in the New Rights Agreement, each Right entitles the registered holder to purchase from the Registrant one one-thousandth (1/1000th) of a share of Series A Junior Participating Preferred Stock, without par value (the “Preferred Stock”), at a purchase price of $135 per Right (the “Purchase Price”). The description and terms of the Rights are set forth in the New Rights Agreement.

Upon payment of the dividend at the close of business on the Record Date, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined below) will be distributed. The Rights will separate from the Common Stock upon the earliest of (i) 10 business days following a public announcement that a person or group (an “Acquiring Person”), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), (ii) 10 business days (or such later date as the Board of Directors of the Registrant shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, or (iii) 10 business days following a determination by the Board of Directors of the Registrant that a person (an “Adverse Person”), alone or together with its affiliates and associates, has become the beneficial owner of more than 10% of the Common Stock and that (a) such beneficial ownership is intended to cause the Registrant to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Registrant to take action or enter into transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors of the Registrant determines that the best long-term interests of the Registrant would not be served by taking such action or entering into such transactions at the time, or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or prospects of the Registrant; provided, however, that the Board of Directors of the Registrant shall not declare any person to be an Adverse Person if such person has reported or is required to report its ownership of Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or on Schedule 13D under the Exchange Act which Schedule 13D does not state any intention to, or reserve the right to, control or influence the Registrant or engage in certain other actions, so long as such person neither reports nor is required to report such ownership other than as described in this proviso (the earliest of such dates being called the “Distribution Date”). Notwithstanding the foregoing, (x) Henkel KGaA (“Henkel”) shall not be an Acquiring Person if, and so long as, the Second Amended and Restated Stockholder’s Agreement, dated as of November 30, 2001, between the Registrant and Henkel (including any amendment thereto approved by the Registrant’s Board of Directors) (the “Stockholder’s Agreement”), continues to be binding on Henkel and Henkel is in compliance (as determined by the Registrant’s Board of Directors in its discretion) with the terms of the Stockholder’s Agreement, and (y) the Registrant shall not declare Henkel to be an Adverse Person.

Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock (except in connection with the redemption of the Rights), (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the New Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

The Rights will become first exercisable on the Distribution Date and will expire at the close of business on March 10, 2016, unless such date is extended or the Rights are earlier redeemed or exchanged by the Registrant as described below (the “Expiration Date”). Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (as defined below) until the Registrant’s right of redemption has expired.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of Common Stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by the Registrant, and except as otherwise determined by the Board of Directors of the Registrant, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any person shall become (a) an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of Common Stock which the independent directors of the Registrant determine to be fair to and otherwise in the best interest of the Registrant and its stockholders after receiving advice from one or more investment banking firms (a “Qualifying Offer”) and (ii) for certain persons who report their ownership on Schedule 13G under the Exchange Act or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence the Registrant and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of Common Stock) or (b) an Adverse Person (either such event is referred to herein as a “Triggering Event”), then the Rights will “flip-in” and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person, an Adverse Person or an affiliate or associate of an Acquiring Person or an Adverse Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

In the event that, following a Triggering Event, the Registrant is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger consummated pursuant to a Qualifying Offer) or 50% of the assets, cash flow or earning power of the Registrant and its Subsidiaries (as defined in the New Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than the Registrant or any Subsidiary of the Registrant) in one transaction or a series of related transactions, the Rights will “flip-over” and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

The number of Rights associated with each share of Common Stock shall be proportionately adjusted after the Record Date and prior to the Distribution Date (or earlier redemption or expiration of the Rights) for any (i) declaration of a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivision of the outstanding shares of Common Stock, or (iii) combination of the outstanding shares of Common Stock into a smaller number of shares, such that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

In addition, the Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Preferred Stock payable in shares of Preferred Stock, (ii) subdivision of the outstanding Preferred Stock, (iii) combination of the outstanding Preferred Stock into a smaller number of shares, (iv) issuance of any shares of the Registrant’s capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Registrant is the continuing or surviving corporation), (v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock or (vi) distribution to holders of the Preferred Stock of cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Registrant), assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock) or evidences of indebtedness, or of subscription rights or warrants. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price.

At any time until the earlier of (i) 10 business days following the Stock Acquisition Date and (ii) the Expiration Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Registrant may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Registrant. Immediately upon the action of the Registrant’s Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the applicable redemption price. Notwithstanding the foregoing, the Board may not redeem any Rights following a determination that any person is an Adverse Person.

After a Triggering Event, at the election of the Board of Directors of the Registrant, the outstanding Rights (other than those beneficially owned by an Acquiring Person, Adverse Person or an affiliate or associate of an Acquiring Person or Adverse Person) may be exchanged, in whole or in part, for shares of Common Stock, or shares of preferred stock of the Registrant having essentially the same value or economic rights as such shares. Immediately upon the action of the Board of Directors of the Registrant authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and such Rights will only entitle holders to receive the shares issuable upon such exchange.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

At any time prior to the Distribution Date, the Registrant may, without the approval of any holder of the Rights, supplement or amend any provision of the New Rights Agreement. Thereafter, the New Rights Agreement may be amended only (i) to cure ambiguities, (ii) to correct inconsistent provisions, (iii) to shorten or lengthen any time period thereunder or (iv) in ways that do not adversely affect the Rights holders (other than an Acquiring Person or Adverse Person). From and after the Distribution Date, the New Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or Adverse Person.)

As of February 21, 2006, there were 253,210,779 shares of Common Stock issued and outstanding (excluding Common Stock held by the Registrant in its Treasury), and options to purchase 22,699,889 shares of Common Stock were outstanding. Each outstanding share of Common Stock on the Record Date will receive one Right. Until the Distribution Date, the Registrant will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights. Four hundred thousand (400,000) shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Registrant since the Board of Directors may, at its option, at any time until 10 business days following the Stock Acquisition Date, redeem all, but no less than all, of the then outstanding Rights at the applicable redemption price.

The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the New Rights Agreement and the exhibits thereto (which include (i) Exhibit A – Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock and (ii) Exhibit B - Form of Rights Certificate), a copy of which is incorporated herein by reference to Exhibit 1 hereto.

Item 2.            Exhibits.

The following documents are filed as exhibits to this registration statement.

1.                                       Rights Agreement, dated as of February 24, 2006, between the Registrant and Computershare Investor Services, LLC, as Rights Agent, which includes the following exhibits thereto: (i) Exhibit A – Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock and (ii) Exhibit B - Form of Rights Certificate – Incorporated by reference to Exhibit (4)C of the Registrant’s annual report on Form 10-K for the year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ECOLAB INC.

Date: February 28, 2006	By:	/s/Timothy P. Dordell
Timothy P. Dordell
Assistant Secretary

EXHIBIT INDEX

Exhibit	Description	Manner of Filing

1

Rights Agreement, dated as of February 24, 2006, between Ecolab Inc. and Computershare Investor Services, LLC, as Rights Agent, which includes the following exhibits thereto: (i) Exhibit A – Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock and (ii) Exhibit B - Form of Rights Certificate

Incorporated by reference to Exhibit (4)C of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.